SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

March 27, 2008

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

In the city of Buenos Aires, this 25th day of March 2008, at 4 pm, the undersigned members of the Board of Directors of BANCO MACRO S.A. and the representative of the Supervisory Committee, meet at the principal place of business of the above mentioned company located at Sarmiento 447, Capital Federal.

The Chairman, Mr. Jorge Horacio Brito, expresses that this meeting is called to evaluate and discuss the following items of the Agenda: 1) Call a General and Special Shareholders’ Meeting.

1) Mr. Jorge Horacio Brito refers to the financial statements for the fiscal year ended 31 December 2007, which were approved by the Board of Directors in its meeting held on the 19th day of February of the current year, and therefore the Board should call a shareholders’ meeting for the approval thereof.

After a brief discussion, the members of the Board of Directors unanimously resolve to call a general and special shareholders’ meeting to be held on April 29th 2008, at 11 am, at the principal place of business of the company, to discuss the Agenda included in this notice of meeting:

NOTICE OF MEETING

A General and Special Shareholders’ Meeting is called to be held on April 29th 2008, at 11 am, at the principal place of business of the company located at Sarmiento 447, Capital Federal, in order to discuss the following:

AGENDA

1) Appoint two shareholders to sign the Minutes of the Shareholders’ Meeting.

2) Evaluate the documentation provided for in section 234, subsection 1 of Law No. 19550, for the fiscal year ended December 31st 2007.

3) Evaluate both the management of the Board of Directors and the Supervisory Committee.

4) Evaluate the distribution of cash dividends, subject to the authorization of Banco Central de la República Argentina. Application of Retained Earnings for the fiscal year 2007.

5) Evaluate the remunerations of the members of the Board of Directors for the fiscal year ended December 31st 2007, for an amount of AR $24,791,309.44, within the limits as to profits increased pursuant to section 261 of Law 19550 and the Rules of the Comisión Nacional de Valores (CNV), upon the proposed distribution of dividends for an amount equal to AR $170,994,743.25.

6) Evaluate the remunerations of the members of the Supervisory Committee for the fiscal year ended December 31st 2007.

7) Evaluate the remuneration of the independent auditor for the fiscal year ended December 31st 2007.

8) Appoint three regular directors who shall hold office for three fiscal years.

9) Determine the number of members who shall form the Supervisory Committee and designate the new regular and alternate members of the Supervisory Committee who shall hold office for one fiscal year.

10) Appoint the independent auditor for the fiscal year that shall end December 31st 2008.

11) Define the auditing committee’s budget. Delegation to the Board of Directors.

12) Evaluate the indemnity granted to the directors and syndics.

13) Ratify the resolution adopted by the Board of Directors of the Bank as to acquiring its own shares issued by the entity under the terms of Section 68 of Act 17811 (incorporated by the Decree 677/2001) and the provisions of the Comisión Nacional de Valores (Securities Exchange Commission). Approve the sale, without them being previously offered to the entity’s shareholders, of a number of its own shares not exceeding within a period of twelve months 1% of the capital stock of the Bank. Delegate to the Board of Directors the power to carry out the above mentioned sale of shares during the term of three years from the acquisition thereof, provided that after the expiration of such three-year term the capital shall be automatically reduced by operation of law by an amount equal to the par value of the unsold shares, which shares shall be immediately cancelled”.

THE BOARD OF DIRECTORS

NOTES: (i) When discussing items 12 and 13 of the Agenda, the shareholders meeting shall act as a special shareholders meeting. (ii) In order to attend the Shareholders’ Meeting, all Shareholders shall deposit evidence or proof of their book-entry shares issued for such purpose by Caja de Valores S.A. and provide sufficient evidence of identity and legal capacity, as the case may be, at Sarmiento 447, Capital Federal, from 10 am to 3 pm, by April 23rd 2008. (iii) We remind all Shareholders that are foreign companies that they must register with the Public Registry of Commerce (Registro Público de Comercio) of the City of Buenos Aires under the terms of section 123 of the Argentine Business Company Law No. 19550, as amended. (iv) Pursuant to the provisions set forth in the rules issued by the Comisión Nacional de Valores, the owners of the shares shall include the following information in the notice of attendance to the Shareholders’ Meeting: owner’s name and last name or complete corporate name, identity card type and number of individuals or, if the owner of the shares is a legal entity, then it shall furnish all registration data expressly stating the registry in which such legal entity was registered and the jurisdiction and domicile thereof. All persons attending the Shareholders’ Meeting in the name and on behalf of the owner of the shares shall provide the same information.

THE BOARD OF DIRECTORS

There being no further business to transact, the Meeting is adjourned at 4:30 pm.

Signed.: Jorge Horacio Brito (Chairman), Delfín Jorge Ezequiel Carballo (Vice Chairman), Jorge Pablo Brito (Director), Juan Pablo Brito Devoto (Director), Roberto Julio Eilbaum (Director), Luis Carlos Cerolini (Director), Carlos Enrique Videla (Director), Constanza Brito (Director), Ladislao Szekely (Syndic representing the Supervisory Committee).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: March 26, 2008

BANCO MACRO S.A.

By:	/s/ Luis Carlos Cerolini
	Name:	Luis Carlos Cerolini
	Title:	Director